169 Lackawanna Avenue Parsippany, NJ 07054 www.mainstayfunds.com

August 29, 2007

Board of Trustees
The MainStay Funds
51 Madison Avenue
New York, NY 10010

Re:     Expense Reimbursements

Dear Board of Trustees:

(1)      This letter will confirm our intent that, in the event the annualized ratio of total ordinary operating expenses (excluding taxes, interest, litigation, extraordinary expenses, and brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to average daily net assets of Class I shares (the “Class”) for Global High Income Fund (the “Fund”), a  series of The MainStay Funds, calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds the percentage set forth below, we will waive a portion of the Fund’s management fees or reimburse the expenses of the Class I shares in the amount of such excess, consistent with the method set forth in Section (4) below:

Fund/Class	Expense Limit

MainStay Global High Income Fund -- Class I	1.15%

We authorize the Fund and its administrator to reduce our monthly management fees or reimburse the monthly expenses of Class I shares of the Fund to the extent necessary to effectuate the limitation stated in this Section (1), consistent with the method set forth in Section (4) below.  We further authorize the Fund and its administrator to request funds from us as necessary to implement this limitation.  We will pay to the Fund or Class I any such amounts, consistent with the method set forth in Section (4) below, promptly after receipt of such request.

(2)       Our undertaking to waive fees and reimburse expenses as stated above may not be amended or terminated without the prior approval of the Board of Trustees.

Board of Trustees
August 29, 2007

(3)       The foregoing expense limitation supersedes any prior agreement regarding expense limitations with respect to the Class I shares of the Fund.  The expense limitation is a calculated on an annual, not monthly, basis, and is based on the Fund’s fiscal year.  Consequently, if the amount of expenses accrued during a month is less than an expense limitation, the following shall apply: (i) we shall be reimbursed by the Class in an amount equal to such difference, consistent with the method set forth in Section (4) below, but not in an amount in excess of any deductions and/or payments previously made during the year; and (ii) to the extent reimbursements are not made pursuant to Sub-Section (3)(i), the Class shall establish a credit to be used in reducing deductions and/or payments that would otherwise be made in subsequent months of the year. We shall be entitled to recoupment from the Fund or Class of any fee waivers or expense reimbursements pursuant to this arrangement consistent with the method set forth in Section (4) below, if such action does not cause the Fund or Class to exceed existing expense limitations, and the recoupment is made within three years after the year in which NYLIM incurred the expense.

(4)       Any amount of fees or expenses waived, paid or reimbursed pursuant to the terms of this Agreement and the terms of the Expense Reimbursement Agreement dated August 1, 2007 between New York Life Investment Management LLC and The MainStay Funds, as that Agreement pertains to the Fund, shall be allocated among the Classes of shares of the Fund in accordance with the terms of the Fund’s multiple class plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “18f-3 Plan”).  To this end, the benefit of any waiver or reimbursement of any management fee and any other “Fund Expense,” as such term is defined in the 18f-3 Plan, shall be allocated to all shares of the Fund based on net asset value, regardless of Class.

This Agreement shall in all cases be interpreted in a manner consistent with the requirements of Revenue Procedure 96-47, 1996-2 CB 338, and Revenue Procedure 99-40, I.R.B. 1999-46, 565 so as to avoid any possibility that a Fund is deemed to have paid a preferential dividend.  In the event of any conflict between any other term of this Agreement and this Section (4), this Section (4) shall control.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Brian A. Murdock Brian A. Murdock President and CEO
ACKNOWLEDGED:

THE MAINSTAY FUNDS

		By:	/s/ Stephen P. Fisher Stephen P. Fisher President